EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the LifePoint Hospitals, Inc. Amended and Restated 1998 Long-Term Incentive Plan, the LifePoint Hospitals, Inc. Amended and Restated Management Stock Purchase Plan and the LifePoint Hospitals, Inc. Amended and Restated Outside Directors Stock and Incentive Compensation Plan of our reports dated February 19, 2010, with respect to the consolidated financial statements of LifePoint Hospitals, Inc. and the effectiveness of internal control over financial reporting of LifePoint Hospitals, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Nashville, Tennessee
August 2, 2010